     Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated April 5, 2011 and the Amended and Restated Base Shelf Prospectus dated April 4, 2011
Registration No. 333-173197

US$200,000,000 7.75% Senior Notes due 2019

April 12, 2011

Pricing Supplement

Pricing Supplement dated April 12, 2011 to the Preliminary Prospectus Supplement dated April 5, 2011 of Taseko Mines Limited. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Taseko Mines Limited

Guarantors	All existing and future subsidiaries of the Issuer, other than certain immaterial subsidiaries. The Issuer will guarantee all obligations of the Guarantors under the note guarantees.

Title of Securities	7.75% Senior Notes due 2019 (the “Notes”)

Aggregate Principal Amount	US$200,000,000

Issue Price	100%

Net Proceeds	Approximately US$193,000,000, after deducting the underwriters’ discounts and commissions and approximately US$2,000,000 in expenses relating to the offering.

Maturity Date	April 15, 2019

Coupon	7.75%

Yield To Maturity	7.75%

Spread to Benchmark Treasury	460 basis points

Benchmark Treasury	3.125% UST due May 15, 2019

Interest Payment Dates	April 15 and October 15 of each year, beginning on October 15, 2011

Record Dates	April 1 and October 1 of each year

Ratings*	B3 (Moody’s)/ B (S&P)

Earnings Coverage Ratio Table Items as of December 31, 2010 (pro forma) (in thousands of dollars)	Interest and dividend requirements: CDN$19,387 Earnings coverage ratio: 10x

Trade Date	April 12, 2011

Settlement Date	April 15, 2011 (T+3)

Make-Whole Redemption	100% of the principal amount of the Notes plus a “make-whole” premium prior to April 15, 2015, plus accrued and unpaid interest to the redemption date.

Optional Redemption	On or after April 15, 2015, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the Notes redeemed during the twelve-month period indicated beginning on April 15 of the years indicated below:

	Year	Price

	2015	103.875%

	2016	101.938%

	2017 and thereafter	100.000%

Redemption for Changes in Withholding Taxes

The Issuer may also redeem the Notes, in whole but not in part, at any time, upon giving proper notice, if the Issuer becomes obligated to pay additional amounts to holders of the Notes as a result of a change in the tax laws of any relevant jurisdiction, at a price equal to the principal amount of the Notes, plus accrued and unpaid interest and additional amounts on the Notes to the date of redemption.

Equity Clawback

Up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 107.750% prior to April 15, 2014, plus accrued and unpaid interest to the date of redemption, provided that at least 65% of the aggregate principal amount of the Notes remains outstanding immediately following the redemption.

Mandatory Repurchase Offer

As provided in the Preliminary Prospectus Supplement, if the Issuer experiences certain types of changes of control, it must offer to repurchase the Notes at 101%, or if the Issuer sells assets under certain circumstances, it must offer to repurchase the Notes at a price equal to 100%.

Sole Book-Running Manager	Barclays Capital Inc.

Co-Managers	BMO Capital Markets Corp. TD Securities (USA) LLC

CUSIP Numbers	876511 AB2

ISIN Numbers	US876511AB28

Denominations	Minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CREDIT RATINGS

The Notes have been assigned ratings of B by S&P and B3 by Moody’s. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

S&P and Moody’s provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments.

S&P’s credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P has assigned the Issuer a corporate credit rating of B and a credit rating of B on the Notes. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its financial commitments, but that adverse business, financial, or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘B’ should be able to withstand a mild level of stress and still meet its financial obligations. The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s has assigned the Issuer a corporate family credit rating of B3 and a credit rating of B3 on the Notes. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of the generic rating category.

The credit ratings accorded to the Notes by S&P and Moody’s are not recommendations to purchase, hold or sell the Notes in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

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Taseko Mines Limited and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Taseko Mines Limited and the Guarantors have filed with the SEC for more complete information about Taseko Mines Limited, the Guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Taseko Mines Limited, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 (email address: barclaysprospectus@broadridge.com).

Taseko Mines Limited is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare the Preliminary Prospectus Supplement and the accompanying amended and restated base shelf prospectus dated April 4, 2011 in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. Taseko Mines Limited prepares its financial statements, which are incorporated by reference therein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Taseko Mines Limited has filed an amended and restated base shelf prospectus (including a preliminary prospectus supplement dated April 5, 2011) with the securities commission or similar authorities in Canada, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying amended and restated base shelf prospectus and the other documents that Taseko Mines Limited has filed with the securities commissions or similar authorities in Canada for more complete information about Taseko Mines Limited and the offering. Copies of the documents incorporated therein by reference may be obtained on request without charge from the Secretary of Taseko Mines Limited, 905 West Pender Street, Suite 300, Vancouver, British Columbia, Canada V6C 1L6, Telephone: (604) 684-6365, and are also available electronically at www.sedar.com.